As filed with the Securities and Exchange Commission on September 29, 2016
================================================================================
                                                    1933 Act File No. 333-212884
                                                     1940 Act File No. 811-22902


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-2

(Check appropriate box or boxes)

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ] Pre-Effective Amendment No. __
[X] Post-Effective Amendment No. 1


and


[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X] Amendment No. 7


                First Trust New Opportunities MLP & Energy Fund
         Exact Name of Registrant as Specified in Declaration of Trust


            10 Westport Road, Suite C101a, Wilton, Connecticut 06897
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)


                                 (630) 765-8000
               Registrant's Telephone Number, including Area Code


                             W. Scott Jardine, Esq.
                          First Trust Portfolios L.P.
                       120 East Liberty Drive, Suite 400
                            Wheaton, Illinois 60187

 Name and Address (Number, Street, City, State, Zip Code) of Agent for Service


                          Copies of Communications to:

                               Eric F. Fess, Esq.
                             Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement

---------------

      If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

      This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

      This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-212884) of First Trust New Opportunities MLP & Energy Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement.

                           PART C - OTHER INFORMATION



Item 25: Financial Statements and Exhibits

1. Financial Statements:

      The Registrant's audited financial statements, notes to the financial statements and the report of independent public accounting firm thereon have been incorporated into Part B of the Registration Statement by reference to Registrant's Annual Report for the fiscal year ended October 31, 2015 contained in its Form N-CSR, as described in the statement of additional information.

2.    Exhibits:

a.1   Declaration of Trust dated October 15, 2013. (1)

a.2   Amendment to the Declaration of Trust dated April 25, 2016. **

b.    By-Laws of Fund. (2)

c.    None.

d.    None.

e.    Terms and Conditions of the Dividend Reinvestment Plan. (2)

f.    None.

g.1 Form of Investment Management Agreement between Registrant and First Trust Advisors L.P. (2)

g.2 Form of Sub-Advisory Agreement between Registrant, First Trust Advisors L.P. and Energy Income Partners, LLC. (2)

h.1   Form of Underwriting Agreement.*

h.2   Form of Sales Agreement.**

i.    None.

j.    Form of Custody Agreement between Registrant and Fund Custodian. (2)

k.1 Form of Service Agreement for Transfer Agent Services between Registrant and Fund Transfer Agent. (2)

k.2   Form of Administration and Accounting Services Agreement. (2)

k.3   Committed Facility Agreement dated April 7, 2014.**

k.4   Amendment No. 1 to Committed Facility Agreement dated May 12, 2014.**

k.5   Amendment No. 2 to Committed Facility Agreement dated August 28, 2014.**

k.6   Amendment No. 3 to Committed Facility Agreement dated January 21, 2015.**

k.7   Amendment No. 4 to Committed Facility Agreement dated March 18, 2016.**

l.1   Opinion and consent of Chapman and Cutler LLP.**

l.2   Opinion and consent of Morgan, Lewis & Bockius LLP.**

m.    None.

n.    Consent of Independent Registered Public Accounting Firm.**

o.    None.

p.    Subscription Agreement between Registrant and First Trust Advisors L.P.
      (2)

q.    None.

r.1   Code of Ethics of Registrant. (2)

r.2   Code of Ethics of First Trust Portfolios L.P. (2)

r.3   Code of Ethics of First Trust Advisors L.P. (2)

r.4.  Code of Ethics of Energy Income Partners, LLC. (2)

s.    Powers of Attorney. (3)

----------------------------

(1) Filed on October 18, 2013 as Exhibit a. to Registrant's Registration Statement on Form N-2 (File No. 333-191808) and incorporated herein by reference.

(2) Filed on March 26, 2014 in Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-2 (File No. 333-191808) and incorporated herein by reference.

(3) Filed on August 4, 2016 as Exhibit s. to Registrant's Registration Statement on Form N-2 (File No. 333-212884) and incorporated herein by reference.

*     To be filed by amendment.

**    Filed herewith.


Item 26: Marketing Arrangements

      The information contained under the heading "Plan of Distribution" contained in Registrant's Prospectus, filed as Part A of Registrant's Registration Statement on September 20, 2016 is incorporated by reference herein.

      The information contained in the Sales Agreement among the Registrant, First Trust Advisors L.P., Energy Income Partners, LLC and JonesTrading Institutional Services LLC for the Registrant's common shares of beneficial interest, filed as Exhibit h.2 to this Registration Statement, is incorporated by reference herein.

Item 27: Other Expenses of Issuance and Distribution

---------------------------------------------------------- ------------
Securities and Exchange Commission Fees                      $  6,490
---------------------------------------------------------- ------------
Financial Industry Regulatory Authority, Inc. Fees           $  5,000
---------------------------------------------------------- ------------
Printing and Engraving Expenses                              $ 17,500
---------------------------------------------------------- ------------
Legal Fees                                                   $ 70,000
---------------------------------------------------------- ------------
Listing Fees                                                 $  2,500
---------------------------------------------------------- ------------
Accounting Expenses                                          $ 25,000
---------------------------------------------------------- ------------
Blue Sky Filing Fees and Expenses                            $     --
---------------------------------------------------------- ------------
Miscellaneous Expenses                                       $     --
---------------------------------------------------------- ------------
Total                                                        $126,490
---------------------------------------------------------- ------------

Item 28: Persons Controlled by or under Common Control with Registrant

    Not applicable.

Item 29: Number of Holders of Securities

    At August 31, 2016

----------------------------------------  --------------------------------------
Title of Class                              Number of Record Holders
----------------------------------------  --------------------------------------
Common Shares, $0.01 par value              13,697
----------------------------------------  --------------------------------------

Item 30: Indemnification

Section 9.5 of the Registrant's Declaration of Trust provides as follows:

Indemnification and Advancement of Expenses. Subject to the exceptions and limitations contained in this Section 9.5, every person who is, or has been, a Trustee, officer or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.5 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 9.5.

To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

As used in this Section 9.5, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, demands, actions, suits, investigations, regulatory inquiries, proceedings or any other occurrence of a similar nature, whether actual or threatened and whether civil, criminal, administrative or other, including appeals, and the words "liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

Item 31: Business and Other Connections of Investment Advisers

The information in the Statement of Additional Information under the captions "Management of the Fund - Trustees and Officers" and "Sub-Advisor," and the Form ADV of Energy Income Partners, LLC (File No. 801-66907) filed with the Commission are hereby incorporated by reference.

Item 32: Location of Accounts and Records.

First Trust Advisors L.P. maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant, all advisory material of the investment adviser, all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1. Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.    Not applicable.


3.    Not applicable.


4. The Registrant undertakes (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
      Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933, shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this Registration Statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is art of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.    The Registrant undertakes that:

a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

7. Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the Securities Act of 1933 and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the Securities Act of 1933.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Wheaton, and State of Illinois, on the 29th day of September, 2016.

                                             FIRST TRUST NEW OPPORTUNITIES MLP
                                             AND ENERGY INCOME FUND


                                             By: /s/ James M. Dykas
                                                 -------------------------------
                                                 James M. Dykas, President and
                                                 Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

---------------------  ---------------------------------  --------------------
Signature              Title                              Date
---------------------  ---------------------------------  --------------------

/s/ James M. Dykas     President and Chief Executive      September 29, 2016
--------------------   Officer
 James M. Dykas        (Principal Executive Officer)

---------------------  ---------------------------------  --------------------

/s/ Donald P. Swade    Chief Financial Officer, Chief     September 29, 2016
--------------------   Accounting Officers and
 Donald P. Swade       Treasurer (Principal Financial
                       and Accounting Officer)


----------------------- ------------------------- ----------------------------
James A. Bowen(1)       Chairman of the Board    )
                        and Trustee              )
----------------------- ------------------------ )
Richard E. Erickson(1)  Trustee                  ) By:  /s/ W. Scott Jardine
----------------------- ------------------------ )      ---------------------
Thomas R. Kadlec(1)     Trustee                  )      W. Scott Jardine
----------------------- ------------------------ )      Attorney-In-Fact
Robert F. Keith(1)      Trustee                  )      September 29, 2016
----------------------- ------------------------ )
Niel B. Nielson(1)      Trustee                  )
----------------------- ------------------------- ----------------------------

---------------
(1) Original powers of attorney authorizing W. Scott Jardine, James M. Dykas, Eric F. Fess and Kristi A. Maher to execute Registrant's Registration Statement, and Amendments thereto, for each of the trustees of the Registrant on whose behalf this Registration Statement is filed, were previously executed and filed on August 4, 2016 as an Exhibit to the Registrant's Registration Statement on Form N-2 (File No. 333-212884).

                               INDEX TO EXHIBITS




a.2   Amendment to the Declaration of Trust dated April 25, 2016.

h.2   Form of Sales Agreement.

k.3   Committed Facility Agreement dated April 7, 2014.

k.4   Amendment No. 1 to Committed Facility Agreement dated May 12, 2014.

k.5   Amendment No. 2 to Committed Facility Agreement dated August 28, 2014.

k.6   Amendment No. 3 to Committed Facility Agreement dated January 21, 2015.

k.7   Amendment No. 4 to Committed Facility Agreement dated March 18, 2016.

l.1   Opinion and consent of Chapman and Cutler LLP.

l.2   Opinion and consent of Morgan, Lewis & Bockius LLP.

n.    Consent of Independent Registered Public Accounting Firm.